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                              November 13, 2023

       Shannon Ghia
       Chief Executive Officer
       iShares Bitcoin Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Bitcoin
Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 19,
2023
                                                            File No. 333-272680

       Dear Shannon Ghia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
   2. Please describe the AML, KYC and any other procedures conducted by the Trust or
                                                        Sponsor to determine,
among other things, whether the counter-party in any transactions is not a sanctioned
entity. To the extent that the Trust, Sponsor, Authorized Participant,
                                                        Prime Broker or
Custodian may not know a counter-party, please add risk factor disclosure regarding
the potential risk of transactions with a sanctioned entity and the impact if such a
transaction occurs. In this regard, we note your disclosure in the third risk factor on page 49.
   3. Please revise to disclose whether and to what extent the Trust, Sponsor, Prime Broker,
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         Bitcoin Custodian or any other entity is permitted to loan, pledge or rehypothecate any of
         the Trust   s assets.
Cover Page

4. Please revise your cover page to disclose the termination date of the offering, if any, and disclose that you are registering an indeterminate number of Shares. Prospectus Summary
Trust Objective, page 2

5. We note your disclosure on page 2 that "[t]he Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust's bitcoin in 'cold storage' or similarly secure technology." Please revise to disclose the percentage of the private keys held in cold storage, and, on page 83, disclose the Bitcoin Custodian's policies regarding whether the private keys are held in cold or hot storage, and describe the "similarly secure technology." Also, we note that the Prime Broker holds the Trading Balance across a combination of omnibus hot wallets, cold wallets or in accounts in the Prime Broker's name on a trading venue. Please disclose the percentage held in each or the policies related to where the Trading Balance is held.
Summary Risk Factors
Risks Factors Related to Digital Assets, page 3

6. Please revise your disclosure here and in the first risk factor on page 16 to provide quantitative information that demonstrates the volatility of the price of bitcoin.
The Offering
Trust expenses, page 8

7. We note your disclosure in the last paragraph on page 9 that fees and expenses incurred by the Trust and other Client Accounts will be allocated across the entities on a pro rata basis. Please revise here to provide a brief description of and revise your disclosure on page 68 to include a detailed description of the "other Client Accounts," the entities across which the Sponsor will allocate the costs on a pro rata basis, the types of expenses that may be allocated across the entities on a pro rata basis and the types of expenses that are specifically attributable to the Trust or another Client Account. In addition, please revise your disclosure on page 68 to describe the Sponsor's policies related to allocating the costs across the entities. In this regard, we note that the Sponsor may do so on a pro rata basis or "on a basis it considers to be equitable." Disclose the criteria for determining whether the allocation of costs is equitable.
Dissolution events, page 13

8. We note your disclosure in the fourth bullet point on page 14 that the Sponsor may dissolve the Trust if "the value of the Trust is at a level at which continued operation of
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         the Trust is not cost-efficient." Please revise to quantify or otherwise describe what "cost-
         efficient" means.
9. Please clarify whether Shareholders will be entitled to cash or bitcoin upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please revise your disclosure on page 74 to explain how the Trust's bitcoin will be sold in connection with the termination of the Trust.
If the digital asset award for mining blocks and transaction fees, page 21

10. Please revise the second bullet point in this risk factor to disclose the current reward and an estimate of the next reward halving event.
Risk Factors Related to the Digital Asset Markets
The Index has a limited history, page 28

11. Please expand this risk factor to quantify the CF Benchmarks Index's limited history.
         Similarly, please expand the second risk factor on page 35 to describe the Sponsor's limited history of operating investment vehicles involving crypto assets.
Business of the Trust
Net Asset Value, page 62

12. We note your disclosure on page 62 that "[i]f the CF Benchmarks Index is not available or the Sponsor determines, in its sole discretion, that the CF Benchmarks Index should not be
         used, the Trust   s holdings may be fair valued in accordance with the
policy approved by
         the Sponsor." Please revise to disclose here whether the Sponsor has selected a methodology to use if the CF Benchmarks Index is not available, and, if so, please describe the methodology. In addition, please disclose the "policy approved by the
         Sponsor." To the extent that the Sponsor has not selected an alternative methodology, please describe the Sponsor's criteria or policies related to selecting a different methodology. Also disclose whether the Sponsor will notify investors that the CF
         Benchmarks Index was not and/or will not be used, and, if so, how the Sponsor will notify investors.
13. Please disclose whether an intra-day indicative value per Share is calculated throughout the day, and, if so, please disclose the methodology of the calculation and where the calculation is published. Similarly, please disclose where the net asset value of the Trust is published.
Valuation of Bitcoin; CF Benchmark Index, page 62

14. We note your response to prior comment 6. Please address the following with respect to your application of ASC Topic 820:
             Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
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                As the trust is expected to primarily transact with the bitcoin markets through the
              Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.
                Tell us if you and/or your Authorized Participant plan to transact in multiple markets.
              If so, please ensure that your accounting policy reflects that fact and describe the types of markets in which you and/or your Authorized Participant expect to transact.
              In that regard, we note that ASC 820-10-35- 36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).
                Clarify for us whether you anticipate your principal market will be one which you or your Authorized Participant will be able to access and in which you or your
              Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively.
                In your disclosure on page 62 you disclose your intention to engage a third party to obtain a price from a principal market for bitcoin, and that price will form the basis for you determination of fair value in accordance with GAAP. Please explain how
              your determination of    a principal market    for bitcoin is
consistent with the guidance
              in ASC Topic 820-10-35-6A which states the principal market shall be considered from the perspective of the reporting entity.
15. Please tell us what you mean by your disclosure that "[t]he selection of exchanges for use in the CF Benchmarks Index is based on the accessible venues on which the Trust will primarily execute transactions" and that "[t]he list of exchanges on which the Trust executes transactions may evolve from time to time." Also disclose the characteristics of a trading venue that is eligible to be a Constituent Exchange for the CF Benchmarks
         Index.
16. Please revise to describe the oversight procedures to ensure that the Index is administered through the Index Administrator's codified policies for Index integrity, and provide a brief description of the material codified policies for Index integrity.
17. Please disclose whether the Trustee, the Trust Administrator or the Sponsor monitors for unusual pricing such that the price may be corrected after 4:00 p.m. Trust Expenses, page 68

18. We note your disclosure that "[t]he Sponsor may, at its discretion and from time to time,
         waive all or a portion of the Sponsor   s Fee for stated periods of
time." Please revise to
         disclose the criteria the Sponsor will consider or the reasons the Sponsor may choose to waive the fee. Also disclose whether, and, if so, how the Sponsor will notify the
         Shareholders of the "stated periods of time" for the waiver.
19.      We note your disclosure that "[t]o cover the Sponsor   s Fee and
expenses not assumed by
         the Sponsor, the Sponsor or its delegate will cause the Trust (or its delegate) to convert bitcoin into U.S. dollars or other fiat currencies at the prevailing exchange rate (less
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         applicable fees) which the Sponsor is able to obtain using commercially reasonable efforts." Please revise to expand your disclosure to discuss how the Sponsor will determine the "prevailing exchange rate" and disclose the "other fiat currencies."
Description of the Shares and the Trust Agreement, page 69

20. Please revise to disclose whether and, if so, how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions. In addition, please revise to provide examples of periods in which the Sponsor may determine that delivery, disposal or evaluation of bitcoin is not reasonably practicable and reasons why the Sponsor may think it is advisable to suspend creation and redemptions.
Deposit of Bitcoin; Issuance of Baskets, page 70

21. Please disclose why and under what circumstances the Authorized Participants will utilize designated third parties to deliver bitcoin to the Trust's Trading Balance with the Prime
         Broker. Please also disclose when the bitcoin will be transferred to the account with the
         Bitcoin Custodian, whether that is a condition to issuing a Basket to the Authorized
         Participant, and who will be responsible for the cost of the on-chain transaction.
The Custodians, page 83

22. Please disclose the percentage of the private keys held in cold storage, the geographic location of where the Trust's assets will be stored, the Custodian's policies related to comingling assets, the limit on the amount that can be held in each wallet, the amount to which the Bitcoin Custodian's insurance policies, including its commercial crime insurance policy, cover the Trust's assets held by the Custodian, whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin, the instructions that the Sponsor has provided to the Custodian regarding airdrops or forks and the term of the agreement with the Bitcoin Custodian. In this regard, we note that you have provided a summary of your custody procedures on page 2 but you should discuss your custody procedures in greater detail here or include cross-references to where investors can find such disclosure.
The Prime Broker and the Trade Credit Lender
The Prime Broker, page 84

23. Please disclose the Prime Broker's policies related to whether the Trust's assets are held in hot wallets, cold wallets or accounts in the Prime Broker's name on a trading venue. In this regard, we note your disclosure on page 84 that "[t]he Prime Broker is not required to
         hold any of the bitcoin in the Trust   s Trading Balance in cold
storage or to hold any such
         bitcoin in segregation, and neither the Trust nor the Sponsor can control the method by
         which the Prime Broker holds the bitcoin credited to the Trust   s
Trading Balance." Also
         identify the Connected Trading Venues, how the Prime Broker selects the Connected
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         Trading Venues and, whether the Trust may direct the Prime Broker to use a specific
         Connected Trading Venue. In addition, we note your disclosure that
"[t]he Trust   s
         Trading Balance represents an entitlement to a pro rata share of the bitcoin the Prime
         Broker has allocated to the omnibus hot wallets, omnibus cold wallets, and the accounts in
         the Prime Broker   s name that the Prime Broker maintains at Connected
Trading Venues
         (which are typically held on an omnibus, rather than segregated, basis)." Please clarify what you mean by "a pro rata share of the bitcoin."
24. Please disclose the termination provisions and term of the Prime Broker Agreement. In this regard, we note your disclosure that the "Sponsor may, in its sole discretion, add or terminate prime brokers at any time" and that the "Prime Broker is permitted to suspend or terminate the Prime Broker Agreement under certain circumstances." In addition, disclose the policies and procedures that the Prime Broker has in place to mitigate conflicts of interest when executing the Trust's orders.
25. Please disclose the insurance coverage of the Prime Broker and the degree to which the insurance policy protects the Trust's assets held by the Prime Broker.
26. You state here that "the Trust may engage in purchases or sales of bitcoin by placing orders with the Prime Broker." Please revise to explain under what circumstances the
         Trust would need to engage in purchases of bitcoin.
The Trade Credit Lender, page 86

27. Please revise to disclose the maximum amount of Trade Credit that the Trade Financing
         Agreement permits to be outstanding at any one time. In addition, please disclose the
         Trade Credit interest rate. Also disclose the Sponsor's policy regarding whether it generally intends to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin to pay fees and expenses or whether it regularly expects to utilize the Trade
         Financing Agreement for such fees and expenses.
Seed Capital Investor, page 92

28. Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Trust associated with such conversion.
Conflicts of Interest, page 94

29. Please revise your disclosure to briefly summarize the Sponsor's policies and procedures designed to eliminate or mitigate conflicts of interest, including the Compliance Manual, the Code of Ethics and the pre-clearance requirements for personnel trading activity.
Exhibits
Amended and Restated Trust Agreement, page 104

30. We note the forum, damages and jury provisions in Section 7.5 of the Amended and
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         Restated Trust Agreement. Please tell us whether Section 7.5 applies to actions arising under the Securities Act or Exchange Act. To the extent that it does not apply to actions arising under the Securities Act or Exchange Act, please amend the agreement so that it clearly states that it does not or tell us how you will make investors aware of the provisions' limited applicability. In addition, please add risk factors related to these provisions.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameShannon Ghia                                Sincerely,
Comapany NameiShares Bitcoin Trust
                                                              Division of
Corporation Finance
November 13, 2023 Page 7                                      Office of Crypto
Assets
FirstName LastName